Exhibit 3

Consolidated Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for the development of internal controls over the reporting process. Management believes that the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee). The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee reviews the consolidated financial statements, annual report and management’s discussion and analysis, and recommends them to the Board for approval. The Committee considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

In addition, the Committee reviews and approves unaudited interim financial statements, news releases on interim financial results and the interim management’s discussion and analysis before their distribution. The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee.

KPMG have provided an independent professional opinion on the fairness of these consolidated financial statements. Their opinion is included in the annual report.

Brian D. Gregson (signed)	Pierre Choquette (signed)	Ian P. Cameron (signed)

Chairman of the Audit, Finance and	Chief Executive Officer and	Senior Vice President, Finance and
Risk Committee	Chairman of the Board of Directors	Chief Financial Officer

March 5, 2004

44 METHANEX 2003

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Methanex Corporation as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed) Chartered Accountants

Vancouver, Canada
March 5, 2004

45 METHANEX 2003

Consolidated Balance Sheets

(thousands of US dollars, except number of shares)

AS AT DECEMBER 31	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$287,863	$421,387
Receivables (note 3)	220,871	201,037
Inventories	126,729	119,125
Prepaid expenses	14,852	12,079

	650,315	753,628
Property, plant and equipment (note 4)	1,320,227	979,935
Other assets (note 6)	111,258	85,748

	$2,081,800	$1,819,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$178,420	$136,035
Current maturities on long-term debt and other long-term liabilities	33,026	6,079

	211,446	142,114
Long-term debt (note 7)	756,185	547,224
Other long-term liabilities (note 8)	69,377	52,980
Future income taxes (note 14)	261,218	172,915
Shareholders’ equity:
Capital stock (note 9)	499,258	517,210
Issued and outstanding common shares at December 31, 2003 was 120,007,767 (2002 – 125,651,639)
Retained earnings	284,316	386,868

	783,574	904,078

	$2,081,800	$1,819,311

See accompanying notes to consolidated financial statements.

Approved by the Board:

Brian D. Gregson (signed)	Pierre Choquette (signed)
Director	Director

46 METHANEX 2003

Consolidated Statements of Income and Retained Earnings

(thousands of U.S. dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2003	2002
Revenue	$1,394,450	$1,008,792
Cost of sales and operating expenses	1,002,853	739,156
Depreciation and amortization	95,107	111,289

Operating income before undernoted items	296,490	158,347
Interest expense (note 11)	(38,815)	(28,972)
Interest and other income	13,843	10,365
Asset restructuring charges (note 12)	(139,352)	(115,387)
Write-off of plant and equipment under development (note 4)	(39,833)	—
Site restoration adjustment (note 8)	—	26,972

Income before income taxes	92,333	51,325
Income taxes (note 14):
Current	39,586	16,465
Future	45,239	8,446

	84,825	24,911

Net income	7,508	26,414
Retained earnings, beginning of year	386,868	397,310
Excess of repurchase price over assigned value of common shares (note 9)	(51,523)	(24,349)
Dividend payments	(58,537)	(12,507)

Retained earnings, end of year	$284,316	$386,868

Weighted average number of common shares outstanding	122,961,809	126,610,754
Basic and diluted net income per share	$0.06	$0.21

See accompanying notes to consolidated financial statements.

47 METHANEX 2003

Consolidated Statements of Cash Flows

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,508	$26,414
Add (deduct) non-cash items:
Depreciation and amortization	95,107	111,289
Future income taxes	45,239	8,446
Asset restructuring charges (note 12)	129,565	115,387
Write-off of plant and equipment under development	39,833	—
Site restoration adjustment	—	(26,972)
Other	13,158	10,030

Cash flows from operating activities before undernoted changes	330,410	244,594
Changes in non-cash working capital (note 15)	28,405	(56,519)
Utilization of prepaid natural gas	2,149	2,034

	360,964	190,109
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds on issue of limited recourse long-term debt	46,547	97,578
Proceeds on issue of unsecured notes	—	200,000
Repayment of long-term debt	(40,731)	(150,000)
Proceeds on issue of shares on exercise of stock options	19,173	10,684
Dividend payments	(58,537)	(12,507)
Payment for shares repurchased	(88,648)	(55,974)
Repayment of other long-term liabilities	(10,335)	(8,352)
Other	(6,135)	(11,772)

	(138,666)	69,657
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Titan Methanol Company, net of cash acquired (note 2)	(74,130)	—
Plant and equipment under construction or development	(206,968)	(142,245)
Property, plant and equipment	(35,982)	(17,913)
Accounts payable and accrued liabilities related to capital expenditures	1,522	(6,542)
Other assets	(40,264)	(3,808)

	(355,822)	(170,508)

Increase (decrease) in cash and cash equivalents	(133,524)	89,258
Cash and cash equivalents, beginning of year	421,387	332,129

Cash and cash equivalents, end of year	$287,863	$421,387

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid, net of capitalized interest	$34,278	$21,641
Income taxes paid, net of amounts refunded	$33,716	$3,147
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Long-term liability incurred on acquisition of property, plant and equipment	$12,976	$—

See accompanying notes to consolidated financial statements.

48 METHANEX 2003

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Years ended December 31, 2003 and 2002

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

(b) Reporting currency:

The majority of the Company’s business is transacted in U.S. dollars and, accordingly, the consolidated financial statements have been measured and expressed in that currency.

(c) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

(d) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been within the range of management’s expectations.

(e) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.

(f) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Financing costs incurred during construction are capitalized to the cost of the asset. Depreciation is provided on a straight-line basis, or, in the case of the New Zealand assets, on a unit-of-natural-gas consumption basis, from the commencement of commercial operations in order to amortize the cost of the assets over their estimated useful lives to estimated residual value.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, a write-down is recognized equal to the difference.

The Maui natural gas field was the primary gas supply source for the Company’s New Zealand operations. In 2003, a final determination report of economically recoverable reserves of the Maui natural gas field in New Zealand was released by an independent expert, who was appointed by the parties to the Maui natural gas contract. Based on this report, the Company lost substantially all of its remaining contractual entitlements from the Maui field. As at December 31, 2003, the Company wrote down the New Zealand assets to estimated residual value.

Routine repairs and maintenance costs are expensed as incurred. At intervals of three or more years, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are amortized over the period until the next planned turnaround.

The Company accrues obligations for future site restoration costs where a reasonably definitive estimate of the costs can be made. The Company reviews and updates the estimate of site restoration costs on a periodic basis.

49 METHANEX 2003

1. Significant accounting policies (continued):

(g) Interest in Atlas joint venture:

The Company’s interest in the Atlas joint venture is accounted for using the proportionate consolidation method. Under this method, the Company’s proportionate share of joint venture revenues, expenses, assets and liabilities is included in the consolidated financial statements.

(h) Other assets:

Marketing and production rights and deferred charges are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Natural gas prepayments are capitalized to other assets and are amortized to cost of sales and operating expenses on an appropriate basis to charge the cost of the assets against earnings as used.

Financing costs for long-term obligations are capitalized and amortized to interest expense over the term of the related liability.

Investments other than joint ventures and investments in which the Company exercises significant influence are accounted for using the cost method.

(i) Employee future benefits:

Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur.

The cost for defined contribution benefit plans is expensed as earned by the employees.

(j) Net income per share:

The Company calculates basic net income per share by dividing net income for the period by the weighted average number of outstanding common shares and calculates diluted net income per share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

A reconciliation of the weighted average number of common shares outstanding is as follows:

	2003	2002
Denominator for basic net income per share	122,961,809	126,610,754
Effect of dilutive stock options	2,669,700	2,191,220

Denominator for diluted net income per share	125,631,509	128,801,974

50 METHANEX 2003

1. Significant accounting policies (continued):

(k) Stock option plan:

The Company has a stock option plan that is described in note 10. The Company recognizes no compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets. Any consideration received on the exercise of stock options is credited to share capital. The Company has provided pro forma disclosure in note 10(a) as if a fair value based method had been used to measure compensation expense for stock option grants to employees and directors. A fair value based method requires equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on an estimate of the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

(l) Deferred share units:

Directors and executive officers of the Company may elect to receive some elements of their compensation in the form of notional deferred share units. The number of deferred share units allotted is determined by the amount of compensation elected to be invested in the deferred share units divided by the market value of the Company’s common shares at the time the compensation is earned. Holders of deferred share units are entitled to dividend equivalents in the form of additional deferred share units. Deferred share units are redeemable for cash, based on the market value of the Company’s common shares. Changes in fair value of the deferred share units are recognized in earnings.

(m) Restricted share units:

Executive officers may elect to receive either 50% or 100% of the value of their annual long-term incentive award in the form of restricted share units, and directors are granted restricted share units as part of their compensation. Restricted share units are grants of notional shares that are non-dilutive to shareholders. Holders of restricted share units are entitled to dividend equivalents in the form of additional restricted share units. Upon vesting, restricted share units are redeemed for cash at a value based on the trading price of the Company’s common shares. Compensation expense for restricted share units is measured at fair value, based on the market value of the Company’s common shares at the date of grant, and is recognized, together with changes in fair value, over the period from the date of grant to the date of vesting.

(n) Revenue recognition:

Revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made.

(o) Foreign currency translation:

The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains or losses are included in earnings.

(p) Financial instruments:

A substantial portion of the Company’s business is transacted in its reporting currency, the U.S. dollar. At the Company’s Canadian, New Zealand, Trinidad and Chilean production facilities, certain of the underlying operating costs and capital expenditures are incurred in currencies other than the U.S. dollar. In addition, certain revenues in Europe are realized in the Euro or the British pound. The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions to contribute to achieving cost structure and revenue targets. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

51 METHANEX 2003

1. Significant accounting policies (continued):

(p) Financial instruments (continued):

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed U.S. dollar denominated exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded.

Gains and losses on natural gas financial instruments used to hedge natural gas exposures are recognized as an adjustment to the related hedged transaction when realized.

Premiums paid or received with respect to derivative financial instruments are deferred and amortized to income over the effective period of the contracts.

(q) Income taxes:

Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized. The effect of a change in tax rates is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company does not accrue for taxes that will be incurred upon distributions from its subsidiaries unless it is probable that the earnings will be repatriated.

2. Business combination:

Effective May 1, 2003, the Company acquired the remaining 90% interest in Titan Methanol Company (“Titan”). Titan’s principal asset is an 850,000 tonne per year methanol facility in Trinidad. The Company had acquired a 10% interest in Titan in 2000. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company’s 100% interest in the net assets at fair values at the date of acquisition is as follows:

Net assets acquired:
Cash	$4,384
Other current assets	35,323
Property, plant and equipment	327,480
Other assets – debt service reserve account	9,874
Current liabilities, excluding current portion of long-term debt	(11,969)
Other long-term liabilities – interest rate swap contract	(10,055)
Long-term debt, including current portion	(222,959)
Future income taxes	(43,064)

$89,014

Consideration, including costs on acquisition:
Cash	$78,514
Carrying value of original 10% investment in Titan (note 6)	10,500

$89,014

52 METHANEX 2003

3. Receivables:

	2003	2002
Trade	$167,749	$169,228
Income and other taxes receivable	19,380	10,366
Other	33,742	21,443

	$220,871	$201,037

4. Property, plant and equipment:

		ACCUMULATED	NET BOOK
	COST	DEPRECIATION	VALUE
December 31, 2003
Plant and equipment	$2,482,673	$1,563,032	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,909,340	$1,589,113	$1,320,227

December 31, 2002
Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	—	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

During 2003, the Company recorded a write-off of plant and equipment under development in the amount of $39.8 million related to the decision to not proceed with the development of a methanol plant located in Western Australia.

5. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in the second quarter of 2004.

These consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	2003	2002
Consolidated Balance Sheets:
Cash and cash equivalents	$18,429	$7,168
Other current assets	2,443	1,349
Property, plant and equipment	235,718	161,808
Other assets	5,996	5,996
Current liabilities	4,486	3,847
Limited recourse long-term debt (note 7)	144,125	97,578
Consolidated Statements of Cash Flows:
Cash inflows from financing activities	46,547	91,582
Cash outflows from investing activities	74,365	102,520

To December 31, 2003, the joint venture had no revenue and all expenditures were capitalized.

53 METHANEX 2003

6. Other assets:

	2003	2002
Marketing and production rights, net of accumulated amortization:
North America	$42,548	$6,635
Caribbean	17,418	19,907
Europe	7,087	8,340

	67,053	34,882
Restricted cash for debt service reserve account (note 7)	14,258	—
Deferred financing costs, net of accumulated amortization	13,560	13,159
Deferred charges, net of accumulated amortization	5,121	5,762
Investment in Titan Methanol Company, at cost (note 2)	—	10,500
Natural gas prepayments	—	10,464
Other	11,266	10,981

	$111,258	$85,748

Amortization of marketing and production rights and deferred charges included in depreciation and amortization was $7.2 million (2002 — $7.7 million). Amortization of deferred financing costs included in interest expense was $1.3 million (2002 — $1.2 million).

7. Long-term debt:

Long-term debt includes unsecured notes of the Company, limited recourse long-term debt of Titan and the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. The debt of Titan and Atlas are described as limited recourse as they are secured only by the assets of the related subsidiary or joint venture.

		2003	2002
Unsecured notes:
i )	7.75% due August 15, 2005 (effective yield 7.83%)	$249,783	$249,646
ii)	8.75% due August 15, 2012 (effective yield 8.75%)	200,000	200,000

		449,783	449,646

Atlas Methanol Company – limited recourse facilities:
i )	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004.	64,203	43,513
ii)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in twelve semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	56,229	38,432
iii)	Senior fixed rate bonds to a maximum amount of approximately $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	15,144	9,825
iv)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	8,549	5,808

		144,125	97,578

54 METHANEX 2003

7. Long-term debt (continued):

		2003	2002
Titan Methanol Company – limited recourse facilities:
i )	Senior loans with an average fixed interest rate of 7.4%. Principal and interest is repayable by semi-annual payments. The loans mature in April 2010.	50,810	—
ii)	Senior commercial bank loan facility and senior loans with interest rates based on LIBOR plus a spread ranging from 0.75% to 2.25%. Principal and interest is repayable by semi-annual payments. The loan matures in April 2010.	62,556	—
iii)	Senior revolving working capital facilities to a maximum amount of $35 million with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. The facilities expire in 2010.	25,000	—
iv)	Senior liquidity support facility, to a maximum amount of $22 million, with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. Principal is repayable over time from available cash flows of Titan in accordance with the terms of the agreement. The facility expires in 2008.	15,367	—
v )	Subordinated loans with current interest rates based on LIBOR plus 4%. Principal and interest is scheduled to be repaid semi-annually over the period to 2010. To date, payments have not been made. Principal and interest is payable from the available cash flows of Titan following full repayment of the senior liquidity support facility.	29,905	—

		183,638	—

		777,546	547,224
Less current maturities		(21,361)	—

		$756,185	$547,224

The aggregate amount of minimum principal payments required in each of the next five years for long-term debt is as follows:

2004	2005	2006	2007	2008
$21,361	$278,540	$35,596	$35,596	$32,846

The Company has available an unsecured revolving bank facility of $250 million that expires in December 2006. This facility ranks pari passu with the unsecured notes.

Under the terms of the senior limited recourse debt facilities, Titan is required to maintain a debt service reserve account (note 6). The debt service reserve account requirements are based on six months principal and interest for the senior limited recourse debt facilities. The debt service reserve account is fully funded at December 31, 2003.

8. Other long-term liabilities:

	2003	2002
Site restoration	$27,980	$28,879
Consideration payable for acquisition of assets	13,533	—
Interest rate swap contract	8,275	—
Fortier asset restructuring	5,648	10,230
Restricted and deferred share units	5,565	3,010
Other	20,041	16,940

	81,042	59,059
Less current maturities	(11,665)	(6,079)

	$69,377	$52,980

55    METHANEX  2003

8. Other long-term liabilities (continued):

The Company has accrued $28.0 million (2002 — $28.9 million) for obligations for future site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. During 2002, after completing a comprehensive review and analysis to update the previous estimate, the Company recorded a $27 million reduction in the accrual for site restoration for the New Zealand facility. Cash expenditures in 2003 relating to site restoration costs were $0.9 million (2002 — nil) and were applied against the site restoration accrual. Cash expenditures expected for 2004 are approximately $1.5 million. Because of uncertainties related to estimating future site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated.

Consideration payable for acquisition of the ammonia production assets located adjacent to the Company’s methanol production assets in Kitimat, British Columbia is payable over the period to December 31, 2005.

9. Capital stock:

(a) Authorized share capital:

25,000,000 preferred shares without nominal or par value; and

Unlimited number of common shares without nominal or par value.

(b) Restricted dividend and shareholder distributions covenant:

Under a covenant set out in the indenture to the 7.75% notes due August 15, 2005, as amended, the Company can pay cash dividends or make other shareholder distributions to the extent that Consolidated Net Worth (as defined in the indenture), which approximates shareholders’ equity plus $200 million, is equal to or greater than $850 million. At December 31, 2003, Consolidated Net Worth was approximately $985 million. If Consolidated Net Worth is less than $850 million, then the Company is limited to declaring and paying a maximum of $30 million of dividends in any twelve-month period.

(c) Issued and outstanding capital stock:

Changes in the capital stock of the Company during the period January 1, 2002 to December 31, 2003 were as follows:

	NUMBER OF
	COMMON SHARES	CONSIDERATION
Balance, December 31, 2001	131,167,942	$538,151
Issued on exercise of stock options	2,191,697	10,684
Shares repurchased	(7,708,000)	(31,625)

Balance, December 31, 2002	125,651,639	$517,210
Issued on exercise of stock options	3,356,128	19,173
Shares repurchased	(9,000,000)	(37,125)

Balance, December 31, 2003	120,007,767	$499,258

During 2002 and 2003, the Company repurchased for cancellation, common shares at prices in excess of their assigned value. The cost to acquire the shares in the amount of $88.6 million (2002 — $56.0 million) was allocated $37.1 million (2002 — $31.6 million) to capital stock and $51.5 million (2002 — $24.4 million) to retained earnings.

56 METHANEX 2003

10. Stock based compensation:

The Company provides stock based compensation to its directors and certain employees through grants of stock options and deferred or restricted share units.

(a) Stock options:

There are two types of options granted under the stock option plan: incentive stock options and performance stock options. At December 31, 2003, the Company had 0.9 million common shares reserved for future stock option grants to its directors and employees under the Company’s stock option plan.

i) Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. An option’s maximum term is ten years; one-half of the options vest one year after the date of the grant, with a further vesting of one-quarter of the options per year over the subsequent two years.

Common shares reserved for outstanding incentive stock options at December 31, 2003 and 2002 are as follows:

	OPTIONS DENOMINATED IN CAD $		OPTIONS DENOMINATED IN US $
		WEIGHTED		WEIGHTED
	NUMBER OF	AVERAGE	NUMBER OF	AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE
Outstanding at December 31, 2001	8,690,750	$10.09	—	$—
Granted	—	—	2,474,000	6.47
Exercised	(1,728,897)	8.37	—	—
Cancelled	(113,525)	9.85	(42,000)	6.45

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	—	—	1,194,000	9.23
Exercised	(2,121,178)	8.89	(447,950)	6.47
Cancelled	(44,375)	10.35	(72,500)	7.56

Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
	AT DECEMBER 31, 2003			AT DECEMBER 31, 2003
		WEIGHTED
		AVERAGE	WEIGHTED	NUMBER OF	WEIGHTED
	NUMBER OF	REMAINING	AVERAGE	STOCK	AVERAGE
	STOCK OPTIONS	CONTRACTUAL	EXERCISE	OPTIONS	EXERCISE
RANGE OF EXERCISE PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE
Options denominated in CAD $
$ 3.29 to 5.85	349,100	5.8	$4.23	349,100	$4.23
9.56 to 11.60	3,033,325	5.3	10.26	2,320,194	10.47
13.65 to 14.63	1,100,350	2.4	14.04	1,100,350	14.04
23.75	200,000	0.8	23.75	200,000	23.75

	4,682,775	4.5	$11.27	3,969,644	$11.58

Options denominated in US $
$ 6.45	1,918,550	8.2	$6.45	736,800	$6.45
8.79 to 9.23	1,187,000	9.2	9.22	9,500	8.81

	3,105,550	8.6	$7.51	746,300	$6.48

57    METHANEX  2003

10. Stock based compensation (continued):

ii) Performance stock options:

Common shares reserved for outstanding performance stock options at December 31, 2003 and 2002 are as follows:

	NUMBER OF	AVERAGE EXERCISE
	STOCK OPTIONS	PRICE (CAD $)
Outstanding at December 31, 2001	2,125,000	$4.47
Exercised	(462,800)	4.47

Outstanding at December 31, 2002	1,662,200	$4.47
Exercised	(787,000)	4.47

Outstanding at December 31, 2003	875,200	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. The performance stock options expire September 9, 2009. As at December 31, 2003, 210,200 outstanding performance stock options have vested and are exercisable. The remaining 665,000 options will vest if the Company’s shares trade at or above CAD$20 per share.

iii) Fair value disclosures:

If the fair value based method, as described in note 1(k), had been used to measure and recognize stock based compensation, the Company’s net income and net income per share for the years ended December 31, 2003 and 2002 would have been as follows:

	2003	2002
Net income — as reported	$7,508	$26,414
Stock compensation expense	(3,790)	(3,444)

Net income — pro forma	$3,718	$22,970

Basic and diluted net income per share — as reported	$0.06	$0.21
Basic and diluted net income per share — pro forma	$0.03	$0.18

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	5%	5%
Expected dividend yield	2%	—
Expected life of option	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$2.59	$2.46

58 METHANEX 2003

10. Stock based compensation (continued):

(b) Deferred and restricted share units:

Deferred and restricted share units outstanding at December 31, 2003 and 2002 are as follows:

	NUMBER OF	NUMBER OF
	DEFERRED SHARE	RESTRICTED SHARE
	UNITS	UNITS
Outstanding at December 31, 2002	309,659	—
Granted	40,684	534,000
Dividend equivalents	16,046	10,882
Redeemed	—	(44,242)

Outstanding at December 31, 2003	366,389	500,640

At the date of grant the fair value of the restricted share units, based on the market value of the Company’s common shares, was $4.7 million. During 2003, we recorded $1.6 million of compensation expense related to the restricted share units. Restricted share units vest approximately three years after the date of grant. Under certain circumstances, such as retirement, vesting occurs at an earlier date. Restricted share units outstanding at December 31, 2003 vest on December 1, 2005.

11. Interest expense:

	2003	2002
Interest expense before capitalized interest	$58,991	$38,314
Less capitalized interest	(20,176)	(9,342)

	$38,815	$28,972

12. Asset restructuring charges:

	2003	2002
Non-cash settlements:
Asset impairment charges	$129,565	$108,704
Other	—	6,683

	129,565	115,387
Cash settlements:
Employee and contract termination costs	8,129	—
Other	1,658	—

	9,787	—

	$139,352	$115,387

During the fourth quarter of 2003, the Company recorded a non-cash asset impairment charge totaling $129.6 million relating to the carrying value of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. The Company also incurred costs and made payments of $9.8 million primarily for employee termination benefits to reduce the workforce at the Company’s New Zealand operations by 82 employees and for costs to re-mothball the Medicine Hat facility.

During the fourth quarter of 2002, the Company recorded an asset restructuring charge of $115.4 million related to the write-off of the Fortier, Louisiana methanol facility, which had been idle since 1999.

59 METHANEX 2003

13. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

Revenues attributed to geographic regions, based on location of customers, are as follows:

		UNITED		OTHER		LATIN
	CANADA	STATES	JAPAN	ASIA	EUROPE	AMERICA	TOTAL
Revenue:
2003	$57,354	$424,757	$182,260	$306,541	$320,211	$103,327	$1,394,450
2002	39,580	300,203	127,107	240,423	225,072	76,407	1,008,792

Net book value of property, plant and equipment by country is as follows:

		NEW
	CANADA	ZEALAND	CHILE	TRINIDAD	OTHER	TOTAL
Property, plant and equipment:
2003	$37,349	$15,054	$702,732	$555,277	$9,815	$1,320,227
2002	72,237	98,833	612,575	161,808	34,482	979,935

14. Income and other taxes:

(a) Income tax expense:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before taxes. These differences are as follows:

	2003	2002
Canadian statutory tax rate	36%	40%
Computed ‘expected’ tax expense	$33,240	$20,530
Increase (decrease) in tax resulting from:
Income taxed in foreign jurisdictions	(36,223)	(34,254)
Losses not tax-effected	103,618	76,502
Previously unrecognized loss carryforwards and temporary differences	(1,854)	(18,800)
Non-taxable income and non-deductible expenses	(9,348)	(15,491)
Other	(4,608)	(3,576)

Total income tax expense	$84,825	$24,911

60    METHANEX  2003

14. Income and other taxes (continued):

(b) Net future income tax liability:

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2003	2002
Future income tax liabilities:
Property, plant and equipment	$198,240	$163,427
Other	98,310	37,989

	296,550	201,416
Future income tax assets:
Non-capital loss carryforwards	232,012	156,355
Property, plant and equipment	54,974	29,776
Other	29,846	22,106

	316,832	208,237
Future tax asset valuation allowance	(281,500)	(179,736)

	35,332	28,501

Net future income tax liability	$261,218	$172,915

At December 31, 2003, the Company had non-capital loss carryforwards available for tax purposes of $571 million in Canada and the United States, $27 million in New Zealand and $49 million in Australia. In Canada and the United States these loss carryforwards expire between 2006 and 2023. In New Zealand and Australia the loss carryforwards do not have an expiry date.

15. Changes in non-cash working capital:

Changes in non-cash working capital related to operating activities for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Receivables	$1,732	$(65,818)
Inventories	552	(19,603)
Prepaid expenses	(2,773)	(3,394)
Accounts payable and accrued liabilities	28,894	32,296

Decrease (increase) in non-cash working capital	$28,405	$(56,519)

For the year ended December 31, 2003, the changes in non-cash working capital exclude the non-cash working capital acquired on the purchase of Titan.

61 METHANEX 2003

16. Derivative financial instruments:

The Company’s forward exchange contracts in Euros (EUR), British pounds (GBP), New Zealand dollars (NZD) and Chilean pesos (CLP) at December 31, 2003 are as follows:

			AVERAGE
		NOTIONAL	EXCHANGE
		AMOUNT	RATE	MATURITY
Purchase contracts:
Forward exchange contracts	NZD	180 million	$0.4928	2004
Forward exchange contracts	EUR	31 million	$0.9943	2004-2005
Forward exchange contracts	CLP	8 billion	$0.0016	2004
Sales contracts:
Forward exchange contracts	EUR	9 million	$1.1652	2004
Forward exchange contracts	GBP	7 million	$1.7052	2004
Forward exchange contracts	CLP	12 billion	$0.0015	2004

The Company has an interest rate swap contract with a notional principal amount of $65 million at December 31, 2003. The interest rate swap contract was acquired on purchase of Titan, effective May 1, 2003, and was recognized at its fair value of negative $10.1 million. Under the contract, the Company receives floating-rate LIBOR amounts in exchange for payments based on a fixed interest rate of 6.6%. The contract matures over the period to 2010.

17. Fair value disclosures:

The carrying values and fair values of the Company’s financial instruments are as follows:

	2003		2002
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE
Long-term debt	$(777,546)	$(816,000)	$(547,224)	$(566,000)
Derivative financial instruments:
Forward exchange contracts	$—	$31,226	$—	$1,632
Interest rate swap contract	$(8,275)	$(7,920)	$—	$—

Included in the fair value of the derivative financial instruments referred to in the table above were unrealized gains of $23.3 million (2002 — losses of $2.8 million) related to forward exchange contracts that hedge anticipated New Zealand, Chilean and European operating costs or revenues for which there is not a contractual agreement in place.

62 METHANEX 2003

17. Fair value disclosures (continued):

The fair value of the Company’s long-term debt and limited recourse long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair values of the Company’s forward exchange contracts and interest rate swap contract are determined based on quoted market prices received from counterparties. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange rates and interest rates. The unrealized gains and losses on these derivative financial instruments will be included in the measurement of the related hedged transaction when realized.

The carrying values of cash and cash equivalents, receivables, other assets, accounts payable and accrued liabilities and other long-term liabilities meeting the definition of a financial instrument approximate their fair values.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties failed completely to perform under the contracts was $34.9 million at December 31, 2003 (2002 — $3.4 million).

18. Retirement plans:

(a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. At December 31, 2003, the estimated present value of accrued pension benefits was $27.4 million (2002 — $19.2 million) and the market value of the plan’s assets was $26.2 million (2002 — $17.3 million).

Actuarial reports for the Company’s defined benefit pension plans are prepared regularly by independent actuaries for accounting and funding purposes. The actuarial assumptions used in accounting for the defined benefit pension plans as at December 31, 2003 and 2002 are as follows:

	2003	2002
Actuarial assumptions as at December 31:
Discount rate	6.25%	6.50%
Expected long-term rate of return on plan assets	7.50%	8.00%
Rate of increase in future compensation	4.00%	4.00%

(b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings.

(c) Pension expense:

Total net pension expense for the defined benefit and defined contribution pension plans charged to operations during the year was $6.4 million (2002 — $5.9 million).

63 METHANEX 2003

19. Commitments:

(a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2029. The minimum estimated commitment under these contracts is as follows:

2004	2005	2006	2007	2008	THEREAFTER
$210,860	$179,530	$182,950	$183,140	$193,230	$3,027,050

(b) Operating leases:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment as follows:

2004	2005	2006	2007	2008	THEREAFTER
$105,360	$104,500	$111,170	$103,820	$91,440	$555,310

(c) Commitments for capital expenditures:

The Company estimates that its remaining share of capital expenditures to complete the construction of the Atlas methanol facility in Trinidad and fund a debt service reserve account will be approximately $56 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. At December 31, 2003, the Company estimates its future cash equity contribution to complete the construction of Atlas and fund the debt service reserve account will be approximately $44 million.

The Company is currently expanding its methanol production facilities in Chile. The Company estimates that the remaining capital expenditures for this project, including capitalized interest, will be approximately $133 million and will be incurred primarily in 2004. The Company expects that these expenditures will be funded from cash generated from operations and cash and cash equivalents.

64 METHANEX 2003